October 23, 2014

Kathryn McHale

Senior Staff Attorney

Securities and Exchange Commission

Washington, DC 20549

Re:	PSM Holdings, Inc.

Preliminary Proxy-Statement on Schedule 14A

Filed April 18, 2014

File No. 000-54988

Dear Ms. McHale:

On September 11, 2014, PSM Holdings, Inc., a Delaware corporation (the “Company”) received a letter from you informing it that the Securities and Exchange Commission had completed its review of the Preliminary Proxy Statement on Schedule 14A, as amended, originally filed by the Company on April 18, 2014. Today the Company filed the Definitive Proxy Statement on Schedule 14A and this letter is to make you aware of the following material differences between the preliminary and definitive filings:

●

The audited financial statements for the years ended June 30, 2014 and 2013 have replaced the financial statements previously included in the filing. All changes requested by the SEC to be made to future financial statements in correspondence with the Company are reflected in the financial statements;

●	In order to bring the record date more current with the definitive filing, the record date has changed from April 23, 2014 to September 19, 2014;
●	The beneficial ownership table has been updated to a more current date;
●	Given the inclusion of the audited year-end financial statements, which include the offering which triggered the filing of the proxy statement, the pro-forma data section has been eliminated; and
●	The proposal has been amended to allow for 400,000,000 authorized shares of common stock instead of the previously disclosed 150,000,000.

Please feel free to contact me if you have any questions regarding the filing of the Definitive Proxy Statement on Schedule 14A.

Sincerely,

/s/ Brian Mark Higley